                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 ____________

                                 SCHEDULE 13D
                                (RULE 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                           (Amendment No. ______)/1/



                  Touchstone Applied Science Associates, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $.0001 par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   891546103
-------------------------------------------------------------------------------
                                (CUSIP Number)

                     Victor I. Chang, Esq. (617) 248-7000
   c/o Testa, Hurwitz & Thibeault, LLP, High Street Tower, 125 High Street,
                               Boston, MA 02110
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               October 28, 1998
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.





------------------------------------------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 891546103                                      PAGE 1 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Edward L. Cahill

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,208,734
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          2,208,734
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,208,734

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [x]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 1 of 6 pages

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 891546103                                      PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      David L. Warnock

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,208,734
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          2,208,734
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,208,734

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [x]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 6 pages

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 891546103                                      PAGE 3 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cahill, Warnock Strategic Partners, L.P.
      IRSN: 52-1970604

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware Limited Partnership

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,208,734
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          2,208,734
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,208,734

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [x]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 3 of 6 pages

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 891546103                                      PAGE 4 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cahill, Warnock Strategic Partners Fund, L.P.
      IRSN: 52-1970619

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [x]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware Limited Partnership

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,208,734
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          2,208,734
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,208,734

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [x]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 4 of 6 pages

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 891546103                                      PAGE 5 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cahill, Warnock & Company, LLC
      IRSN: 52-1931617

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Maryland Limited Liability Company

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,208,734
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          2,208,734
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,208,734

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [x]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 5 of 6 pages

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 891546103                                      PAGE 6 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Strategic Associates, L.P.
      IRSN: 52-1991689

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [x]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware Limited Partnership

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,208,734
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          2,208,734
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,208,734

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [x]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 6 of 6 pages

ITEM 1.     SECURITY AND ISSUER:
            --------------------

   This statement relates to the Common Stock, $0.0001 par value per share, of Touchstone Applied Sciences, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is P.O. Box 382, 4 Hardscrabble Heights, Brewster, New York 10509.


ITEM 2.     IDENTITY AND BACKGROUND:
            ------------------------

   This statement is being filed by (i) Cahill, Warnock Strategic Partners Fund, L.P. ("Strategic Partners Fund"), (ii) Cahill Warnock Strategic Partners, L.P. ("Strategic Partners"), the sole general partner of Strategic Partners Fund,
(iii) Strategic Associates, L.P. ("Strategic Associates"), (iv) Cahill, Warnock & Company, LLC ("Cahill, Warnock & Co."), the sole general partner of Strategic Associates, (v) Edward L. Cahill ("Cahill"), a general partner of Strategic Partners and a member of Cahill, Warnock & Co., and (vi) David L. Warnock ("Warnock"), a general partner of Strategic Partners and a member of Cahill, Warnock & Co. Strategic Partners Fund, Strategic Partners, Strategic Associates, Cahill, Warnock & Co., Cahill, and Warnock are sometimes referred to collectively herein as the "Reporting Persons."

   The address of the principal business and principal office of Strategic Partners Fund, Strategic Partners, Strategic Associates and Cahill, Warnock & Co. is 1 South Street, Suite 2150, Baltimore, MD 21202. The business address of Cahill and Warnock is 1 South Street, Suite 2150, Baltimore, MD 21202.

   The state of organization for Strategic Partners Fund, Strategic Partners and Strategic Associates is Delaware. The state of organization for Cahill, Warnock & Co. is Maryland. Both Cahill and Warnock are citizens of the United States of America.

   The principal business of Strategic Partners Fund and Strategic Associates is to make private equity investments in micro-cap public companies seeking capital for expansion or undergoing a restructuring of ownership. The principal business of Strategic Partners is to act as the sole general partner of Strategic Partners Fund. The principal business of Cahill, Warnock & Co. is to act as the sole general partner of Strategic Associates and Camden Partners, L.P. ("Camden Partners") and to manage the activities of Strategic Partners Fund, Strategic Associates, and Camden Partners. The principal occupations of Cahill and Warnock are their activities on behalf of Strategic Partners Fund, Strategic Partners, Strategic Associates, Cahill, Warnock & Co. and Camden Partners.

   The principal business of Camden Partners is to make passive investments in public companies. The principal office of Camden Partners is 1 South Street, Suite 2150, Baltimore, MD 21202.

   During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding a violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
            --------------------------------------------------

   On October 28, 1998 Strategic Partners Fund acquired warrants to purchase 2,615,970 shares of the Issuer's Common Stock in partial consideration for the purchase of subordinated debentures of the Issuer in the principal amount of $3,790,000. The working capital of Strategic Partners Fund was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such securities.

   On October 28, 1998 Strategic Associates acquired warrants to purchase 144,948 shares of the Issuer's Common Stock in partial consideration for the purchase of subordinated debentures of the Issuer in the principal amount of $210,000. The working capital of Strategic Associates was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such securities.

ITEM 4.     PURPOSE OF TRANSACTION:
            ----------------------

   Strategic Partners Fund and Strategic Associates acquired the Issuer's securities for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, Strategic Partners Fund and Strategic Associates may dispose of or acquire additional securities of the Issuer. Except as otherwise described herein or as expressly stated below, none of the Reporting Persons has any present plans which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) Any action similar to any of those enumerated above.

     Exception.  Pursuant to the terms of a certain Stock Purchase Agreement
     ---------
dated as of September 4, 1998 and closed on October 28, 1998 (the "Purchase Agreement," attached hereto as Exhibit 3) by and among the Issuer, Strategic
                               ---------
Partners Fund and Strategic Associates, upon the closing of a proposed acquisition by the Issuer under certain terms and conditions set forth in the Purchase Agreement, the Issuer will have the right to sell to Strategic Partners Fund and Strategic Associates, and Strategic Partners Fund and Strategic Associates have agreed to purchase upon such event, a number of shares of the Issuer's Common Stock equal to the aggregate purchase price of $2,000,000.00 divided by the greater of $1 per share or an amount equal to the average closing price as reported on Nasdaq per share for the preceding thirty days discounted by twenty percent (the "Option Shares").

     Exception.  Pursuant to the terms of a certain Investor Rights Agreement
     ---------
dated as of September 4, 1998 and closed on October 28, 1998 (the "Investors Rights Agreement," attached hereto as Exhibit 4) by and among the Issuer,
                                      ---------
Strategic Partners Fund, Strategic Associates and certain shareholders of the Company (such shareholders being Andrew L. Simon, Stephen H. Ivens, Linda G. Straley, Steven R. Berger, Michael D. Beck and Walter B. Barbe, collectively referred to herein as the "Shareholders"), the Issuer agreed fix the size of its board of directors at a range between six and nine directors, and granted Strategic Partners Fund and Strategic Associates the right to nominate, in the aggregate, two directors to the board of directors of the Issuer. Pursuant to the Investors Rights Agreement, the Shareholders agreed to vote all of their voting securities in such a manner as to cause the Issuer to comply with its obligations under the Investors Rights Agreement. In addition, pursuant to the Investors Rights Agreement, the Issuer agreed to redeem all of the outstanding Series A Preferred Stock of the Issuer no later than 31 days after the closing date.

     Exception.  Pursuant to the terms of a certain Registration Rights
     ---------
Agreement dated September 4, 1998 and closed on October 28, 1998 (the "Registration Rights Agreement," attached hereto as Exhibit 5) by and among the
                                                    ---------
Issuer, Strategic Partners Fund and Strategic Associates, Strategic Partners Fund and Strategic Associates are granted, subject to certain restrictions and limitations, certain demand and "piggyback" registration rights with respect to the Touchstone Warrants Shares and the Option Shares.

ITEM 5.     INTEREST IN THE SECURITIES OF THE ISSUER:
            ----------------------------------------

     (a) Strategic Partners Fund is the record owner of warrants to purchase a total of 2,615,970 shares of the Issuer's Common Stock (the "Fund Warrant"). As of the date hereof, the Fund Warrant may be exercised for 2,092,776 shares of the Issuer's Common Stock (the "Fund Warrant Shares"), with the remainder becoming exercisable on April 28, 2000. Strategic Associates is the record owner of warrants to purchase 144,948 shares of the Issuer's Common Stock (the "Associates Warrant"). As of the date hereof, the Associates Warrant may be exercised in exchange for 115,958 shares of the Issuer's Common Stock (the "Associates Warrant Shares") with the remainder becoming exercisable on April 28, 2000.

     The aggregate shares of the Issuer's Common Stock issuable upon the exercise of the Fund Warrant and the Associate Warrant are sometimes referred to herein as the "Registrable Warrant Shares." The Fund Warrant Shares and the Associates Warrant Shares are sometimes referred to herein collectively as the "Touchstone Warrant Shares."

     Because of their relationship as affiliated entities, both Strategic Partners Fund and Strategic Associates may be deemed to own beneficially the Touchstone Warrant Shares. As general partners of Strategic Partners Fund and Strategic Associates, respectively, Strategic Partners and Cahill, Warnock & Co. may be deemed to own beneficially the Touchstone Warrant Shares. As the individual general partners of Strategic Partners and as the members of Cahill, Warnock & Co., both Cahill and Warnock may be deemed to own beneficially the Touchstone Warrant Shares.

     By virtue of the Investors Rights Agreement (attached hereto as Exhibit 4),
                                                                     ---------
each of the Reporting Persons may be deemed to share voting power with respect to each share of the Issuer's stock subject to the agreement. Consequently, the Reporting Persons may be deemed to beneficially own, in addition to the Touchstone Warrant Shares, an additional 1,719,855 shares of the Issuer's Common Stock (the "Agreement Shares")

     Strategic Partners Fund disclaims beneficial ownership of the Associates Warrant Shares and the Agreement Shares. Strategic Associates disclaims beneficial ownership of the Fund Warrant Shares and the Agreement Shares. Strategic Partners, Cahill, Warnock & Co., Cahill, and Warnock each disclaim beneficial ownership of the Touchstone Warrant Shares and the Agreement Shares, except with respect to their pecuniary interest therein, if any.

     Each of the Reporting Persons may be deemed to own beneficially 20.5% of the Issuer's Common Stock, which percentage is calculated based upon (i) 8,567,222 shares of the Issuer's Common Stock reported as outstanding by the Issuer in its Quarterly Report on Form 10-QSB for the quarterly period ended July 31, 1998, and (ii) the number of shares issuable upon the exercise of the Touchstone Warrant Shares (2,208,734 shares of the Issuer's Common Stock). Such calculation of deemed beneficial ownership does not reflect potential deemed beneficial ownership of the Agreement Shares.

     In Amendment No. 1 to the Limited Partnership Agreement of Strategic Partners Fund, dated July 26, 1996 (attached hereto as Exhibit 2), Strategic
                                                       ---------
Partners and the limited partners of Strategic Partners Fund agreed that any securities of a particular issuer that are acquired by both Strategic Partners Fund and Strategic Associates shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of their investments. As a consequence, Strategic Associates and Strategic Partners Fund may be deemed to be members of a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934. Strategic Partners, Cahill, Warnock & Co., Cahill and Warnock each disclaim membership in the aforementioned group.

     (b) Number of Shares as to which each such person has

         (i)  Sole power to vote or direct the vote:

              0 shares for each Reporting Person;

        (ii)  Shared power to vote or direct the vote:

              2,208,734* shares for each Reporting Person;

       (iii)  Sole power to dispose or to direct the disposition:

              0 shares for each Reporting Person;

        (iv)  Shared power to dispose or to direct the disposition:

              2,208,734* shares for each Reporting Person.

     * Does not reflect potential deemed beneficial ownership of the Agreement Shares.

     (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Shares during the last 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

     In Amendment No. 1 to the Limited Partnership Agreement of Strategic Partners Fund, dated July 26, 1996 (attached hereto as Exhibit 2), Strategic
                                                       ---------
Partners and the limited partners of Strategic Partners Fund agreed that any securities of a particular issuer that are acquired by both Strategic Partners Fund and Strategic Associates shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of their investments.

     Pursuant to the terms of the Purchase Agreement (attached hereto as Exhibit
                                                                         -------
3), Strategic Partners Fund acquired warrants to purchase 2,615,970 shares of
-
the Issuer's Common Stock in partial consideration for the purchase of subordinated debentures of the Issuer in the principal amount of $3,790,000. Pursuant to the terms of the Purchase Agreement, Strategic Associates acquired warrants to purchase 144,948 shares of the Issuer's Common Stock in partial consideration for the purchase of subordinated debentures of the Issuer in the principal amount of $210,000. In addition, upon the closing of a proposed acquisition by the Issuer under certain terms and conditions set forth in the Purchase Agreement, the Issuer will have the right to sell to Strategic Partners Fund and Strategic Associates, and Strategic Partners Fund and Strategic Associates have agreed to purchase upon such event, a number of shares of the Issuer's Common Stock equal to the aggregate purchase price of $2,000,000.00 divided by the greater of $1 per share or an amount equal to the average closing price as reported on Nasdaq per share for the preceding thirty days discounted by twenty percent (the "Option Shares").

     Pursuant to the terms of the Investors Rights Agreement (attached hereto as
Exhibit 4), the Issuer agreed fix the size of its board of directors at a range
---------
between six and nine directors, and granted Strategic Partners Fund and Strategic Associates the right to designate, in the aggregate, two directors to the board of directors of the Issuer. Pursuant to the Investors Rights Agreement, the Shareholders agreed to vote all of their voting securities in such a manner as to cause the Issuer to comply with its obligations under the Investors Rights

Agreement. In addition, pursuant to the Investors Rights Agreement, the Issuer agreed to redeem all of the outstanding Series A Preferred Stock of the Issuer no later than 31 days after the closing date.

     Pursuant to the terms of the Registration Rights Agreement (attached hereto as Exhibit 5), Strategic Partners Fund and Strategic Associates are granted,
   ---------
subject to certain restrictions and limitations, certain demand and "piggyback" registration rights with respect to the Registrable Warrants Shares and the Option Shares.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS:

     Exhibit 1 -   Agreement regarding filing of joint Schedule 13D.

     Exhibit 2 -   Amendment No. 1 to the Limited Partnership Agreement of
                   Strategic Partners Fund.

     Exhibit 3 -   Execution Copy of the Stock Purchase Agreement dated as of
                   September 4, 1998 and closed on October 28, 1998, by and among the Issuer, Strategic Partners Fund and Strategic
                   Associates.

     Exhibit 4 -   Execution Copy of the Investors Rights Agreement dated as of
                   September 4, 1998 and closed on October 28, 1998, by and among the Issuer, Strategic Partners Fund, Strategic
                   Associates, Andrew L. Simon, Stephen H. Ivens, Linda G.
                   Straley, Steven R. Berger, Michael D. Beck and Walter B.
                   Barbe.

     Exhibit 5 -   Execution Copy of the Registration Rights Agreement dated as of September 4, 1998 and closed on October 28, 1998, by and among the Issuer, Strategic Partners Fund and Strategic
                   Associates.

     Exhibit 6 -   Form of 8% Debenture of the Issuer (issued October 28, 1998).

     Exhibit 7 -   Form of Warrant to Acquire Shares of Common Stock of the
                   Issuer.

                                 SCHEDULE 13D

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  November 9, 1998


                                    /s/ Edward L. Cahill
                                    --------------------
                                    Edward L. Cahill

                                    /s/ David L. Warnock
                                    --------------------
                                    David L. Warnock


                                    CAHILL, WARNOCK STRATEGIC
                                    PARTNERS FUND, L.P.

                                    By:  Cahill, Warnock Strategic Partners,
                                         L.P., its Sole General Partner


                                    By:  /s/ Edward L. Cahill
                                         --------------------
                                         Edward L. Cahill, General Partner


                                    By:  /s/ David L. Warnock
                                         --------------------
                                         David L. Warnock, General Partner


                                    CAHILL, WARNOCK STRATEGIC
                                    PARTNERS, L.P.


                                    By:  /s/ Edward L. Cahill
                                         --------------------
                                         Edward L. Cahill, General Partner


                                    By:  /s/ David L. Warnock
                                         --------------------
                                         David L. Warnock, General Partner

                                    STRATEGIC ASSOCIATES, L.P.

                                    By:  Cahill, Warnock & Co., LLC, its sole
                                         General Partner


                                    By:  /s/ Edward L. Cahill
                                         --------------------
                                         Edward L. Cahill, Member


                                    By:  /s/ David L. Warnock
                                         --------------------
                                         David L. Warnock, Member


                                    CAHILL, WARNOCK & CO., LLC


                                    By:  /s/ Edward L. Cahill
                                         --------------------
                                         Edward L. Cahill, Member


                                    By:  /s/ David L. Warnock
                                         --------------------
                                         David L. Warnock, Member